SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date: September 19, 2006
Commission File Number: 1-3793
CANADA SOUTHERN PETROLEUM LTD.

(Translation of Registrant’s Name into English)
Suite 250, 706 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1

(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
1	Amalgamation Agreement dated as of the 19th day of September, 2006, among Canada Southern Petroleum Ltd., 1265817 Alberta Ltd., Canadian Oil Sands Limited and 1212707 Alberta Ltd.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA SOUTHERN PETROLEUM LTD.
Date: September 22, 2006	By:	/s/ Trudy Curran
		Name:	Trudy Curran
		Title:	Corporate Secretary